Mail Stop 4561

May 3, 2006

By U.S. Mail and Facsimile to (260) 427-7180

Mr. Michael D. Cahill
Chief Financial Officer
Tower Financial Corporation
116 East Berry Street
Fort Wayne, Indiana 46802

> **Re: Tower Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 000-25287**

Dear Mr. Cahill:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we are asking you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Income, page 35

1. We note that you have recognized a gain related to an insurance settlement related to claims of unauthorized mortgage activity. In regards to this settlement, please tell us the following:

   - The facts and circumstances surrounding this activity, including how it was discovered;

   - A discussion that identifies in what periodic report filed with the Commission you first reported this activity, how you characterized it and in how you reported it in subsequent periodic reports;

- A schedule which quantifies the total exposure to this activity at each balance sheet date and the dollar amounts of charge offs in each period;

- The steps and procedures you have implemented to mitigate the likelihood of such activity recurring in the future.

*   *   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556, or me at (202) 551-3851 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant